June 16, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Mark Shannon, Staff Accountant

Re:	salesforce.com, inc.

Form 10-K for Fiscal Year Ended January 31, 2009

Filed March 9, 2009

File No. 001-32224

Ladies and Gentlemen:

On behalf of salesforce.com, inc. (the “Company”), I refer to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated June 10, 2009 relating to the above-referenced annual report on Form 10-K (the “Letter”) and my telephone conversation with Mark Shannon of the Staff on June 15, 2009 regarding the Company’s request for an extension of the due date for responding to the Letter. The purpose of this letter is to inform you in writing that the Company is reviewing the Staff’s comments and is in the process of preparing a response to the Letter. The Company intends to submit a response to the Letter on or before June 30, 2009.

Please direct any questions or comments regarding this letter to the undersigned at (650) 493-9300 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Aaron J. Alter
Aaron J. Alter

cc:	Graham Smith, Chief Financial Officer, salesforce.com, inc.

David Schellhase, Senior Vice President and General Counsel, salesforce.com, inc.